As filed with the Securities and Exchange Commission on March 28, 1997


                                                    1940 Act File No. 811-07941


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-1A

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                  ---------------------------------------------

                            MERRIMAC MASTER PORTFOLIO
               (Exact Name of Registrant as Specified in Charter)

  P.O. Box 501, Cardinal Avenue, George Town, Grand Cayman, Cayman Islands, BWI
                    (Address of Principal Executive Offices)

       Registrant's Telephone Number, Including Area Code: (809) 949-2001

                           Susan C. Mosher, Secretary
                            Merrimac Master Portfolio
                              200 Clarendon Street
                           Boston, Massachusetts 02116
                     (Name and Address of Agent for Service)

                                    Copy to:
                                Philip H. Newman
                           Goodwin, Procter & Hoar LLP
                                 Exchange Place
                           Boston, Massachusetts 02109

                           MERRIMAC MASTER PORTFOLIO


                                EXPLANATORY NOTE


This Registration Statement has been filed by the Registrant pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the "1940 Act"). However, beneficial interests in the Registrant are not being registered under the Securities Act of 1933, as amended (the "1933 Act") since such interests will be issued solely in private placement transactions which do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investments in the Registrant's series may only be made by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities which are "accredited investors" within the meaning of Regulation D under the 1933 Act. This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any beneficial interests in any series of the Registrant.


                                 --------------


Pursuant to General Instruction F4 of Form N-1A, a registration statement filed under only the 1940 Act shall consist of the facing sheet of the Form, responses to all items of Parts A and B except Items 1, 2, 3 and 5A of Part A thereof, responses to all items of Part C except Items 24(b)(6), 24(b)(10), 24(b)(11), 24(b)(12) and 24(b)(16) required signatures, and all other documents that are required or which the Registrant may file as part of the registration statement.


                                       (i)


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                                     PART A







                                       A-1


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                                     PART A
                                 March 26, 1997

Responses to Items 1 through 3 and 5A have been omitted pursuant to paragraph 4 of Instruction F of the General Instructions to Form N-1A.

Item 4.    General Description of Registrant

The Merrimac Master Portfolio (the "Trust") is an open-end management investment company registered with the Securities and Exchange Commission (the "SEC") under the 1940 Act. The Trust was organized as a common law trust under the laws of the State of New York on October 30, 1996. The Trust has established two series of beneficial interest: Merrimac Cash Portfolio (the "Cash Portfolio") and Merrimac Treasury Portfolio (the "Treasury Portfolio") (collectively, the "Portfolios" and singly, a "Portfolio"). The beneficial interests of each series shall hereinafter be referred to as "shares" and holders of such interests shall hereinafter be referred to as "shareholders." Each Portfolio is diversified within the meaning of the 1940 Act. The Treasury Portfolio has not yet commenced operations. Beneficial interests in each Portfolio are issued solely in private placement transactions which do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investments in a Portfolio may only be made by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities which are "accredited investors" within the meaning of Regulation D under the 1933 Act. This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any "security" within the meaning of the 1933 Act.

Investment Objective

The investment objective of each Portfolio is to obtain as high a level of current income as is consistent with the preservation of capital and liquidity. There is no assurance that either Portfolio will achieve its investment objective. Neither Portfolio's investment objective is fundamental and therefore may be changed at any time by the Board of Trustees of the Trust (the "Board of Trustees" or the "Trustees") upon at least 30 days prior written notice to shareholders of the particular Portfolio.

Investment Policies

Each Portfolio seeks to achieve its objective by investing in high quality U.S. dollar denominated money market instruments. The Cash Portfolio may invest in U.S. Government Obligations (such as U.S. Treasury bills, notes and bonds, and instruments issued by U.S. Government agencies or instrumentalities); securities of U.S. and Non-U.S. banks or thrift organizations (such as bankers' acceptances, time deposits and certificates of deposit); corporate debt obligations, including commercial paper, notes and bonds and other money market instruments; asset-backed securities; and variable rate obligations (defined as a security whose coupon rate resets at least every six months). The Cash Portfolio also may invest in repurchase agreements that are collateralized by the securities listed above with no restrictions on the maturity of obligations collateralizing such repurchase agreements and may engage in securities lending. The Treasury


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Portfolio will invest substantially all, but not less than 65% of its assets in
U.S. Government Obligations (as defined above) which are backed by the "full faith and credit" of the U.S. Government. To maximize the tax-effective yield for shareholders, under normal circumstances, the Treasury Portfolio will invest only in obligations that qualify for the exemption from state taxation.

The Portfolios will each operate as a "money market mutual fund" and all investments will qualify as "eligible securities" within the meaning of Rule 2a-7 under the 1940 Act. Consistent with Rule 2a-7, a Portfolio will not purchase securities of any issuer (except securities issued or guaranteed by the United States, its agencies or instrumentalities and repurchase agreements involving such securities) if as a result more than 5% of the total assets of the Portfolio would be invested in the securities of such issuer or the Portfolio would own more than 10% of the outstanding voting securities of such issuer.

Additional Investment Policies

         Maturity and Quality. Each Portfolio will manage interest rate risk by maintaining a dollar-weighted average maturity of 90 days or less and will not invest in securities with remaining maturities of more than 397 days (as determined in accordance with Rule 2a-7 under the 1940 Act.) Each Portfolio may invest in variable or floating rate securities which bear interest at rates subject to periodic adjustment or which provide for periodic recovery of principal on demand. Each Portfolio intends to incur only limited credit risk. The Portfolios may only purchase securities, in addition to U.S. Government Obligations (as defined above), that are rated in the highest or second highest rating categories for short-term obligations by at least two nationally recognized statistical rating organizations ("NRSROs"). As a matter of operating policy, however, the Portfolios will only invest in securities, exclusive of U.S. Government Obligations, that are rated in the highest rating category for short-term obligations by at least two NRSROs. Investments in high quality, short term instruments may, in many circumstances, result in a lower yield than would be available from investments in instruments with a lower quality or a longer term.

         Investment Restrictions. Part B of this Registration Statement contains a list of specific investment restrictions which govern the investment policies of the Portfolios. These specific restrictions may not be changed without shareholder approval. Except as otherwise indicated, each Portfolio's investment policies may be changed at any time by the Board of Trustees upon at least 30 days prior written notice to shareholders of the particular Portfolio. If a percentage or rating restriction is adhered to at the time an investment is made, a later change in percentage or rating resulting from changes in a Portfolio's securities will not be a violation of policy.

Investment Practices

         Money Market Instruments. An investment in a Portfolio is subject to interest rate risk and credit risk of the issuers of the money market instruments. All money market instruments can change in value when interest rates or an issuer's creditworthiness changes, or if an issuer or guarantor of a security fails to pay interest or principal when due.


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         U.S. Government Obligations. Each Portfolio may invest in U.S.
Government money market obligations, which are debt securities issued or guaranteed by the U.S. Treasury, including bills, certificates of indebtedness, notes and bonds, or by an agency or instrumentality of the U.S. Government established under the authority of an act of Congress. Not all U.S. Government obligations are backed by the full faith and credit of the United States. For example, securities issued by the Federal Farm Credit Bank or by the Federal National Mortgage Association are supported by the agency's right to borrow money from the U.S. Treasury under certain circumstances. Securities issued by the Federal Home Loan Bank are supported only by the credit of the agency. There is no guarantee that the U.S. Government will support these types of securities, and therefore they involve more risk than "full faith and credit" Government obligations. The Treasury Portfolio will generally invest in "full faith and credit" U.S. Government Obligations.

         Bankers' Acceptances. The Cash Portfolio may invest in bankers' acceptances which are bills of exchange or time drafts drawn on and accepted by a commercial bank. They are used by corporations to finance the shipment and storage of goods and to furnish dollar exchange. Maturities are generally six months or less.

         Time Deposits. The Cash Portfolio may invest in time deposits ("TDs"), which are non-negotiable receipts issued by a bank in exchange for the deposit of funds. Like a certificate of deposit, a TD earns a specified rate of interest over a definite period of time; however, it cannot be traded in the secondary market. The Portfolio may make time deposits in commercial banks, savings banks, thrifts, and in foreign banks if the institution has total assets in excess of $1 billion. Such instruments include Eurodollar TDs, which are U.S. dollar denominated deposits in a foreign branch of a U.S. or foreign bank.

         Certificates of Deposit. The Cash Portfolio also may invest in certificates of deposit ("CDs"), which are negotiable interest bearing instruments with a specific maturity. CDs are issued by banks and thrift institutions in exchange for the deposit of funds and normally can be traded in the secondary market prior to maturity. The Portfolio may invest in CDs of domestic and foreign branches of U.S. commercial banks and domestic thrifts that are FDIC insured and that have total assets in excess of $1 billion. The Portfolio also may invest in U.S. dollar-denominated CDs issued by foreign banks having total assets in excess of $1 billion. Such instruments include Eurodollar CDs, which are issued by branches of foreign and domestic banks located outside the U.S., and Yankee CDs, which are issued by a U.S. branch of a foreign bank and held in the U.S.

         Commercial Paper. The Cash Portfolio may invest in commercial paper, which is the term used to designate unsecured short-term promissory notes issued by corporations and other entities. Maturities on these issues vary from a few days to nine months. The Portfolio may also purchase Europaper that is U.S. dollar-denominated commercial paper of a foreign issuer and may buy bonds with remaining maturities of under thirteen months.


                                      A-4
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         Asset-Backed Securities. The Cash Portfolio also may invest in asset-backed securities, which consist of securities secured by company receivables, home equity loans, truck and auto loans, leases, credit card receivables and other securities backed by other types of receivables or other assets. Credit support for asset-backed securities may be based on the underlying assets and/or provided through credit enhancements such as letters of credit, insurance bonds, limited issuer guarantees, senior-subordinated structures and over collateralization. Asset-backed securities are normally traded over-the-counter and typically have a short-intermediate maturity structure depending on the paydown characteristics of the underlying financial assets which are passed through to the security holder. Asset-backed securities may be subject to prepayment risk, particularly in a period of declining interest rates. Prepayments, which occur when unscheduled payments are made on the underlying debt instruments, may shorten the effective maturities of these securities and may lower their total returns. There is no limit on the extent to which the Cash Portfolio may invest in asset-backed securities; however, the Portfolio will only invest in asset-backed securities that carry a rating in the highest category from at least two NRSROs.

         When-Issued and Delayed Delivery Transactions. Each Portfolio may invest in when-issued securities, which are securities purchased for delivery beyond the normal settlement date at a stated price and yield, thereby involving the risk that the yield obtained will be less then that available in the market at delivery. Although the purchase of securities on a when-issued basis is not considered leveraging, it has the effect of leveraging. When such a security is purchased, the Custodian will set aside cash or liquid securities to satisfy the purchase commitment. These segregated securities will be valued at market and additional cash or securities will be segregated if necessary so that the market value of the account will continue to satisfy the purchase commitment. A Portfolio generally will not pay for such securities or earn interest on them until received. Commitments to purchase when-issued securities will not, under normal market conditions, exceed 25% of the Portfolio's total assets, and a commitment will not exceed 90 days. A Portfolio will only purchase when-issued securities for the purpose of acquiring portfolio securities and not for speculative purposes. However, a Portfolio may sell these securities or dispose of the commitment before the settlement date if it is deemed advisable as a matter of investment strategy.

         Variable and Floating Rate Instruments. Certain of the obligations purchased by the Portfolios may carry variable or floating rates of interest and may include variable amount master demand notes. A floating rate security provides for the automatic adjustment of its interest rate whenever a specified interest rate changes. A variable rate security provides for the automatic establishment of a new interest rate on set dates. Variable and floating rate instruments may include variable amount master demand notes that permit the indebtedness thereunder to vary in addition to providing for periodic adjustments in the interest rate. There may be no active secondary market with respect to a particular variable or floating rate instrument. Nevertheless, the periodic readjustments of their interest rates tend to assure that their value to a Portfolio will approximate their par value. Further, some of the demand instruments purchased by a Portfolio derive their liquidity from the ability of the holder to demand repayment from the issuer or from a third party providing credit support.


                                      A-5
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         Repurchase Agreements. The Cash Portfolio may enter into repurchase agreements, which are agreements by which a person obtains a security and simultaneously commits to return the security to the seller at an agreed upon price (including principal and interest) on an agreed upon date within a number of days from the date of purchase. In substance, a repurchase agreement is a loan by the Portfolio collateralized with securities. The Portfolio's custodian or its agent will hold the security as collateral for the repurchase agreement. All repurchase transactions must be collateralized initially at a value at least equal to 102% of the repurchase price and counterparties are required to deliver additional collateral in the event the market value of the collateral falls below 100%. The Portfolio bears the risk of loss in the event the other party defaults on its obligations and the Portfolio is delayed or prevented from its right to dispose of the collateral securities or if the Portfolio realizes a loss on the sale of the collateral securities. The Portfolio will enter into repurchase agreements with financial institutions deemed to present minimal risk of bankruptcy during the term of the agreement based on guidelines established and periodically reviewed by the Trustees. The Portfolio will not invest more than 10% of its net assets in repurchase agreements maturing in more than seven days.

         Reverse Repurchase Agreements. The Cash Portfolio may borrow funds for temporary purposes by entering into reverse repurchase agreements. Pursuant to such agreements, the Portfolio would sell its securities to financial institutions such as banks and broker-dealers and agree to repurchase them at a mutually agreed-upon date and price. The Portfolio will enter into reverse repurchase agreements only to avoid otherwise selling securities during unfavorable market conditions to meet redemptions. At the time the Portfolio enters into a reverse repurchase agreement, it would place in a segregated custodial account, assets such as liquid high grade securities, consistent with the Portfolio's investment restrictions and having a value equal to the repurchase price (including accrued interest), and would subsequently monitor the account to ensure that such equivalent value was maintained. Reverse repurchase agreements involve the risk that the market value of securities sold by the Portfolio may decline below the price at which the Portfolio is obligated to repurchase the securities. Reverse repurchase agreements are considered by the SEC to be borrowings by the Portfolio under the 1940 Act.

         Securities Lending. The Cash Portfolio may lend up to 33 1/3% of its portfolio of securities pursuant to agreements requiring that the loan be continuously secured by cash or equivalent collateral or by a letter of credit or bank guarantee in favor of the Portfolio at least equal at all times to 100% of the market value plus accrued interest on the securities lent. The Portfolio will continue to receive interest on the securities lent while simultaneously seeking to earn interest on the investment of cash collateral. Collateral is marked to market daily. There may be risks of delay in recovery of the securities or even loss of rights in the collateral should the borrower of the securities fail financially. However, loans will only be made to borrowers deemed to be of good standing under guidelines established by the Trustees. In addition, the Portfolio will bear the risk of any decline in value of securities acquired with cash collateral. Loans are subject to termination by the Portfolio or the borrower at any time and are, therefore, not considered to be illiquid investments.

         Private Placements and Illiquid Investments. The Cash Portfolio may invest up to 10% of its net assets in securities for which there is no readily available market. These illiquid


                                      A-6
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securities may include privately placed restricted securities for which no institutional market exists. The absence of a trading market can make it difficult to value such securities and disposing of the securities may involve negotiation and expense. The valuation of these securities generally reflects limits on their liquidity. At times it may be difficult for the Portfolio to sell restricted securities promptly at an acceptable price.

         Rule 144A Securities. The Cash Portfolio may purchase certain restricted securities ("Rule 144A securities") for which there is a secondary market of qualified institutional buyers, as contemplated by Rule 144A under the 1933 Act. Rule 144A provides an exemption from the registration requirements of the 1933 Act for the resale of certain restricted securities to qualified institutional buyers.

One effect of Rule 144A is that certain restricted securities may now be liquid, though there is no assurance that a liquid market for Rule 144A securities will be maintained. The Board of Trustees of the Portfolio has adopted policies and procedures for the purpose of determining whether securities that are eligible for resale under Rule 144A are liquid or illiquid for purposes of the Portfolio's limitation on investment in illiquid securities. Within those policies is the delegation to the Portfolio's investment sub-adviser the determination as to whether a particular security is liquid or illiquid. The Portfolio's Board of Trustees also periodically reviews Portfolio purchases and sales of Rule 144A securities.

To the extent that liquid Rule 144A securities within the Portfolio become illiquid due to the lack of sufficient qualified institutional buyers or due to market or other conditions, the percentage of the Portfolio's assets invested in illiquid assets would increase. In that event, these securities would be deemed illiquid securities for purposes of the Portfolio's 10% limitation on investment in illiquid securities.

         Futures Contracts and Related Options. The Cash Portfolio may enter into futures contracts, options on futures contracts, index futures and options thereon that are traded on an exchange regulated by the Commodities Futures Trading Commission ("CFTC") to the extent that obligations under such contracts or transactions, together with options on securities, represent not more than 10% of the Portfolio's total assets.

The Portfolio may buy and sell futures contracts and related options to manage its exposure to changing interest rates and security prices. Some futures strategies, including selling futures, buying puts and writing calls, may reduce the Portfolio's exposure to price fluctuations. Other strategies, including buying futures, writing puts and buying calls, tend to increase market exposure. Futures and options may be combined with each other in order to adjust the risk and return characteristics of the overall portfolio. The Portfolio expects to enter into these transactions to "lock in" a return or spread on a particular investment or portion of its assets, to protect against any increase in the price of securities the Portfolio anticipates purchasing at a later date, or for other risk management strategies.

Options and futures can be volatile instruments, and involve certain risks. If a hedge is applied at an inappropriate time or interest rates are judged incorrectly, options and futures strategies may


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lower the Portfolio's return. The Portfolio could also experience losses if the prices of its options and futures positions were poorly correlated with its other instruments, or if it could not close out its positions because of an illiquid secondary market.

Typically, investment in these contracts requires the Portfolio to deposit with the applicable exchange or other specified financial intermediary as a good faith deposit for its obligations, known as "initial margin", an amount of cash or specified debt securities that initially is 1%-15% of the face amount of the contract and that thereafter fluctuates on a periodic basis as the value of the contract fluctuates. Thereafter, the Portfolio must make additional deposits equal to any net losses due to unfavorable price movements of the contract and will be credited with an amount equal to any net gains due to favorable price movements. These additional deposits or credits are calculated and required daily and are known as "variation margin".

The SEC requires that when an investment company such as the Portfolio effects transactions of the foregoing nature, it must either segregate cash or other liquid portfolio securities with its custodian in the amount of its obligations under the foregoing transactions or must cover such obligations by maintaining positions in portfolio securities, futures contracts or options that would serve to satisfy or offset the risk of such obligations. When effecting transactions of the foregoing nature, the Portfolio will comply with such segregation or cover requirements. No limitation exists on the amount of the Portfolio's assets that may be used to comply with such segregation or cover requirements.

         Swaps, Caps and Floors. In order to protect the value of the Cash Portfolio from interest rate fluctuations and to hedge against fluctuations in the floating rate market in which the Portfolio's investments are traded, the Portfolio may enter into swaps, caps, and floors on various securities (such as U.S. Government securities), securities indexes, interest rates, prepayment rates or other financial instruments or indexes, for bona fide hedging purposes. While swaps, caps, and floors (sometimes hereinafter collectively referred to as "swap contracts") are different from futures contracts (and options on futures contracts) in that swap contracts are individually negotiated with specific counterparties, the Portfolio will use swap contracts for purposes similar to the purposes for which it uses options, futures, and options on futures. Those uses of swap contracts (i.e., risk management and hedging) present the Portfolio with risks and opportunities similar to those associated with options contracts, futures contracts, and options on futures. See "Futures Contracts and Related Options".

Because swap contracts are individually negotiated, they remain the obligation of the respective counterparties, and there is a risk that a counterparty will be unable to meet its obligations under a particular swap contract. If a counterparty defaults on a swap contract with the Portfolio, the Portfolio may suffer a loss. To address this risk, the Portfolio will usually enter into interest rate swaps on a net basis, which means that the two payment streams (one from the Portfolio to the counterparty, one to the Portfolio from the counterparty) are netted out, with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments. Interest rate swaps do not involve the delivery of securities, other underlying assets, or principal, except for purposes of collateralization, as discussed below. Accordingly, the risk of loss with respect to interest rate swaps entered into on a net basis would be limited to the net amount of the interest


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payments that the Portfolio is contractually obligated to make. If the other party to an interest rate swap defaults, the Portfolio's risk of loss consists of the net amount of interest payments that the Portfolio is contractually entitled to receive. To protect against losses related to counterparty default, the Portfolio may enter into swaps that require transfers of collateral for changes in market value. In contrast, currency swaps and other types of swaps may involve the delivery of the entire principal value of one designated currency or financial instrument in exchange for the other designated currency or financial instrument. Therefore, the entire principal value of such swaps may be subject to the risk that the other party will default on its contractual delivery obligations.

         Securities of Foreign Issuers. The Cash Portfolio may invest in dollar-denominated commercial paper of foreign issuers and dollar-denominated obligations of foreign branches of U.S. banks, U.S. branches of foreign banks and foreign branches of foreign banks. Securities of foreign issuers involve risks that are different from investments in securities of U.S. issuers. These risks may include future unfavorable political and economic developments, possible withholding taxes, seizure of foreign deposits, currency controls, interest limitations or other governmental restrictions that might affect payment of principal or interest. Additionally, there may be less public information available about foreign issuers. Various provisions of federal law governing the establishment and operation of domestic branches do not apply to foreign branches of domestic banks. The obligations of U.S. branches of foreign banks may be general obligations of the parent bank in addition to the issuing branch, or may be limited by the terms of a specific obligation as well as by federal and state regulation and governmental action in the country in which the foreign bank has its head office. Foreign branches of foreign banks are not regulated by U.S. banking authorities and generally are not bound by accounting, loan limitations, auditing and financial reporting standards comparable to U.S. banks.

         Other Investment Policies. Although the Portfolios usually intend to hold securities purchased until maturity, at which time they will be redeemable at their full principal value plus accrued interest, they may, at times, engage in short-term trading to attempt to take advantage of yield variations in the short-term market. Each Portfolio also may sell portfolio securities prior to maturity based on a revised evaluation of the creditworthiness of the issuer or to meet redemptions. In the event there are unusually heavy redemption requests due to changes in interest rates or otherwise, a Portfolio may have to sell a portion of its investment portfolio at a time when it may be disadvantageous to do so. However, each Portfolio believes that its ability to borrow funds to accommodate redemption requests may mitigate in part the necessity for such portfolio sales during these periods.

Risk Factors

The shares of the Portfolios have not been registered under the 1933 Act and, because they will be offered only to qualified investors, it is anticipated that they will be exempt from the registrations provisions thereof. Shares of the Portfolios may not be transferred or resold without registration under the 1933 Act or pursuant to an exemption from such registration. However, shares of the Portfolios may be redeemed in accordance with the terms of the Declaration of Trust.


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Investments in shares of either Portfolio are neither insured nor guaranteed by the government. There is no assurance that a Portfolio will maintain a stable net asset value of $1.00 per share. Shares of either Portfolio are not deposits or obligations of, or guaranteed or endorsed by, Investors Bank & Trust Company ("Investors Bank") or The Bank of New York ("BNY"), and shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency, and involve investment risks including the possible loss of principal.

Item 5.  Management of the Portfolios

The Board of Trustees

The Board of Trustees of the Trust has overall responsibility for managing the Trust in good faith and in a manner that represents the best interests of the Trust. This management responsibility may be delegated. Accordingly, the Board of Trustees supervises the management, activities and affairs of the Trust and has approved contracts with Investors Bank, BNY and Aeltus Investment Management, Inc. ("Aeltus") to provide day-to-day management of the Trust's operations. More information regarding the Trustees and Officers of the Trust appears in Part B of this Registration Statement.

The Adviser

The Trustees, including a majority of the Trustees that are not "interested persons" of the Trust, as such term is defined in Section 2(a)(19) of the 1940 Act ("Independent Trustees"), have authorized Investors Bank to serve as the investment adviser to each Portfolio of the Trust pursuant to an investment adviser agreement (the "Adviser Agreement"). Under the Adviser Agreement, Investors Bank continuously reviews and supervises each Portfolio's investment program. Investors Bank discharges its responsibilities subject to the supervision of, and policies established by, the Trustees of the Portfolio Trust. Investors Bank was organized in 1969 as a Massachusetts-chartered trust company and provides domestic and global custody, multi currency accounting, institutional transfer agency, performance measurement, foreign exchange, securities lending and mutual fund administration services to a variety of financial asset managers, including mutual fund complexes, investment advisers, banks and insurance companies. Investors Bank is a wholly-owned subsidiary of Investors Financial Services Corp., a publicly-held corporation and holding company registered under the Bank Holding Company Act of 1956. The business address of Investors Bank is 89 South Street, Boston, Massachusetts 02111. Investors Bank began acting as investment adviser at the commencement of operations of the Cash Portfolio (November 21, 1996) but otherwise has no previous experience in providing investment advisory services.

The Sub-Advisers

BNY serves as the Cash Portfolio's sub-adviser pursuant to its Investment Sub-Adviser Agreement (the "BNY Sub-Adviser Agreement") with Investors Bank. Under the BNY Sub-Adviser Agreement, BNY manages the Portfolio, selects investments and places all orders

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for the purchase and sale of the Portfolio's securities, subject to the general supervision of the Trust's Board of Trustees and Investors Bank and in accordance with the Portfolio's investment objective, policies and restrictions. BNY is a wholly owned subsidiary of The Bank of New York Company, Inc. BNY has discretionary investment authority for the short-term money management of accounts exceeding $30 billion. The business address of BNY is 48 Wall Street, New York, New York 10286. For its services to the Portfolio, BNY is paid by Investors Bank a monthly fee computed at an annual rate of .08% of the average daily net assets of the Cash Portfolio.

Aeltus serves as the Treasury Portfolio's sub-adviser pursuant to its Investment Sub-Adviser Agreement (the "Aeltus Sub-Adviser Agreement") with Investors Bank. Under the Aeltus Sub-Adviser Agreement, Aeltus manages the Portfolio, selects investments and places all orders for the purchase and sale of the Portfolio's securities, subject to the general supervision of the Trust's Board of Trustees and Investors Bank and in accordance with the Portfolio's investment objective, policies and restrictions. Aeltus is an indirect wholly owned subsidiary of Aetna Inc. As of December 31, 1996, Aeltus managed approximately $38 billion in assets for various individual and institutional accounts, including registered investment companies. The business address of Aeltus is 242 Trumbull Street, Hartford, Connecticut 06103-1205. For its services to the Treasury Portfolio, Aeltus is paid by Investors Bank a monthly fee computed at an annual rate of
 .08% of the average daily net assets of the Treasury Portfolio.

The Administrator, Transfer Agent, Custodian and Fund Accountant

Each Portfolio employs Investors Fund Services (Ireland) Limited ("IBT Ireland"), a subsidiary of Investors Bank, as Administrator pursuant to an Administration Agreement (the "Administration Agreement") to provide certain administrative services. The services provided by IBT Ireland under the Administration Agreement include certain accounting, clerical and bookkeeping services, corporate secretarial services and assistance in the preparation and filing of tax returns and reports to shareholders and the SEC.

IBT Fund Services (Canada) Inc. ("IBT Canada"), a subsidiary of Investors Bank, acts as transfer agent for each Portfolio pursuant to a Transfer Agency Agreement. As transfer agent, IBT Canada is responsible for maintaining records of shareholder interests for the Portfolios. IBT Canada also serves as fund accountant to the Portfolios pursuant to a Fund Accounting Agreement. In such capacity, IBT Canada performs certain accounting, clerical and bookkeeping services, and the daily calculation of net asset value for each Portfolio. Investors Bank acts as custodian for each Portfolio. As custodian, Investors Bank holds cash, securities and other assets of the Portfolios as required by the 1940 Act.

For its services under the Adviser Agreement, Administration Agreement, Transfer Agency Agreement, Custodian Agreement and the Fund Accounting Agreement, the Portfolios each pay Investors Bank an aggregate fee which is calculated daily and paid monthly, at an annual rate of 0.17% of the average daily net assets of the respective Portfolio. Investors Bank is solely responsible for the payment of all fees to BNY, Aeltus and to its subsidiaries. For the fiscal year ended December 31, 1996, the compensation paid to Investors Bank by the Cash Portfolio was 0.08% of that Portfolio's average net assets.

Trust Expenses

The Trust will pay all of its expenses other than those expressly assumed by Investors Bank. The principal expenses of the Trust are the fees for advisory services, administration, custody, fund accounting and transfer agency services, all of which are payable to Investors Bank. Other expenses include: (i) amortization of deferred organizational costs; (ii) taxes, if any; (iii) expenses for legal, auditing and financial accounting services; (iv) expense of preparing (including typesetting, printing and mailing) reports and notices to existing shareholders; (v) expense of issuing and redeeming Trust shares; (vi) the fees, travel expenses and other out-of-pocket expenses of the Independent Trustees; (vii) extraordinary expenses as may arise, including expenses incurred in connection with litigation proceedings and claims and the legal obligations of the Trust to indemnify its Trustees, shareholders and agents; and (viii) other expenses properly payable by the Trust.

Item 6.  Capital Stock and Other Securities

Attributes of Portfolio Shares

Investments in the Portfolios have no preferences, pre-emptive or conversion or similar rights and are fully paid and nonassessable, except as set forth below. Neither Portfolio is required and neither has a current intention to hold annual meetings of shareholders. Special meetings of shareholders may be called by the Trustees from time to time for the purpose of taking action upon any matter requiring the vote or authority of the shareholders as provided in the Trust's Declaration of Trust or as deemed necessary or desirable by the Trustees. Changes in fundamental policies will be submitted to shareholders. Shareholders have under certain circumstances (e.g., upon the application and submission of certain specified documents to the Trustees by a specified percentage of the aggregate value of the Trust's outstanding shares (or of a Portfolio's outstanding shares on matters relating solely to one Portfolio)) the right to communicate with other shareholders in connection with requesting a meeting of shareholders for the purpose of removing one or more Trustees. Shareholders also have the right to remove one or more Trustees without a meeting by a declaration in writing by a specified number of shareholders. Upon liquidation or dissolution of a Portfolio, shareholders would be entitled to share pro rata in the net assets of the Portfolio available for distribution to shareholders.

The Trust is organized as a trust under the laws of the State of New York. Under the Declaration of Trust, the Trustees are authorized to issue shares (i.e., beneficial interests) in the Portfolios. Each shareholder is entitled to a vote in proportion to the value of its investment in the particular Portfolio. Investments in a Portfolio may not be transferred, but a shareholder may withdraw all or any portion of its investment at any time at net asset value. Shareholders in a Portfolio (e.g., investment companies, insurance company separate accounts and common and commingled trust funds) are each liable for all obligations of the Portfolio. However, it is not expected that the liabilities of a Portfolio would ever exceed its assets.

Shares of a Portfolio are not registered under the 1933 Act and are sold in reliance upon an exemption from registration. Shares may not be transferred or resold without registration under the 1933 Act, except pursuant to an exemption from registration. However, shares may be redeemed on any day that both the New York Stock Exchange and the New York Federal Reserve Bank are open for business (a "Business Day").

Control Persons

As of March 1, 1997, the Merrimac Cash Fund, a series of the Merrimac Funds, beneficially owned more than 25% of the voting securities of the Cash Portfolio and therefore controls, as such term is defined under the 1940 Act, the Cash Portfolio. As of March 1, 1997, the Treasury Portfolio had not commenced operations.

Shareholder Inquiries

All shareholder inquiries should be directed to Investors Bank.

Dividends and Distributions

The net income of the Portfolios is determined each Business Day (and on such other days as are deemed necessary in order to comply with Rule 22c-1 under the 1940 Act). This determination is made once during each such day as of 2:00 p.m., Eastern time. All net income of a Portfolio, as defined below, so determined is allocated pro rata among the shareholders in such Portfolio at the time of determination.

For this purpose, the net income of a Portfolio (from the time of the immediately preceding determination thereof) consists of (i) all income accrued, less the amortization of any premium, on the assets of the Portfolio, less (ii) all actual and accrued expenses of the Portfolio determined in accordance with generally accepted accounting principles. Interest income includes discount earned (including both original issue and market discount) accrued ratably to the date of maturity and any net realized gains or losses on the assets of the Portfolio.

It is intended that the Portfolios' assets, income and capital gain distributions will be managed in such a way that a shareholder of either Portfolio will be able to satisfy the requirements of Subchapter M of the Code, assuming that the shareholder invested all of its investable assets in the Portfolio.

Item 7.  Purchase of Securities Being Offered


Shares of each Fund are sold at the net asset value of such shares next determined after an order and payment for the investment is received by the Trust or its agent by the time designated herein. The net asset value of each Fund's Shares will be determined at 2:00 p.m. (ET) on each day that both the New York Stock Exchange and the New York Federal Reserve Bank are open for trading.


Beneficial interests in each Portfolio are issued solely in private placement transactions which do not involve any "public offering" within the meaning of
Section 4(2) of the 1933 Act. Investments in either Portfolio may only be made by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities which are "accredited investors" within the meaning of Regulation D under the 1933 Act. This

Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any "security" within the meaning of the 1933 Act.

An investment in either Portfolio may be made without a sales load. All investments are made at net asset value next determined after an order is received by the Portfolio. The net asset value of a Portfolio is determined on each Business Day. Securities are valued at amortized cost, which the Trustees of the Portfolios have determined in good faith constitutes fair value for the purposes of complying with the 1940 Act. This valuation method will continue to be used until such time as the Trustees of the Portfolios determine that it does not constitute fair value for such purposes.

There is no minimum initial or subsequent investment in the Portfolios. However, since the Portfolios intend to be as fully invested at all times as is reasonably practicable in order to enhance the yield on their assets, investments must be made in federal funds (i.e., monies credited to the account of a Portfolio's custodian bank by a Federal Reserve Bank).

Each Portfolio reserves the right to cease accepting investments at any time or to reject any investment order.

Item 8.  Redemption or Repurchase

Shareholders may redeem all or a portion of their interests on any Business Day. Redemptions will be made at the net asset value next determined after Investors Bank has received a proper notice of redemption. If notice of redemption is received prior to 2:00 p.m., Eastern time, on any Business Day, the redemption will be effective on the date of receipt and the shareholder will not receive the dividend for that day. Proceeds of the redemption will ordinarily be made by wire on the same Business Day, but in any event within seven Business Days from the date of receipt. Shareholders liquidating their account after 2:00 p.m., Eastern time, on any Business Day will receive upon redemption all dividends reinvested through the date of redemption and payment will ordinarily be made by wire on the next Business Day, but, in any case, within seven Business Days from the date of receipt of a proper notice of redemption.

A shareholder may elect to receive payment in the form of a wire or check. There is no charge imposed by either Portfolio to redeem; however, in the case of redemption by wire, a shareholder's bank may impose its own wire transfer fee for receipt of the wire.

Item 9.  Pending Legal Proceedings

None.

                                     PART B

Item 10.  Cover Page

                            MERRIMAC MASTER PORTFOLIO

                                     PART B


                                 MARCH 26, 1997


Merrimac Master Portfolio (the "Trust") is a registered open-end investment company organized as a New York common law trust offering beneficial interests in two series: Merrimac Cash Portfolio (the "Cash Portfolio") and Merrimac Treasury Portfolio (the "Treasury Portfolio"). Each Portfolio is diversified as defined in the Investment Company Act of 1940 (the "1940 Act").

This Part B supplements information concerning the Trust and the Portfolios contained in Part A of the Trust's Registration Statement dated March 26, 1997. This Part B should be read in conjunction with Part A, which may be obtained by telephoning or writing the Trust at 200 Clarendon Street, Boston, Massachusetts 02116, telephone 1-888-MERRMAC.

Item 11.  Table of Contents

                                                                         Page
                                                                         ----

         General Information and History                                 B-3

         Investment Objectives and Policies                              B-3

         Management of the Portfolios                                    B-4

         Control Persons and Principal Holders of Securities             B-5

         Investment Advisory and Other Services                          B-5

         Brokerage Allocation and Other Practices                        B-8

         Capital Stock and Other Securities                              B-9

         Purchase, Redemption and Pricing of Securities Being Offered    B-10

         Tax Status                                                      B-11

         Underwriters                                                    B-12

         Calculation of Performance Data                                 B-12

         Financial Statements                                            B-12

Item 12.  General Information and History

The Trust has no prior business history.

Item 13.  Investment Objectives and Policies

Part A contains additional information about the investment objectives and policies of the Portfolios. This Part B should be read only in conjunction with Part A.

Investment Limitations

All of the Portfolios' fundamental investment restrictions are set forth below. These fundamental investment restrictions may not be changed except by the affirmative vote of a majority of the Portfolios' outstanding voting securities as defined in the 1940 Act. Under the 1940 Act, a "vote of the majority of the outstanding voting securities" means the vote, at the annual or a special meeting of security holders duly called, (i) of 67% or more of the voting securities present at the meeting if the holders of more than 50% of the outstanding voting securities are present or represented by proxy or (ii) of more than 50% of the outstanding voting securities, whichever is less. Under these restrictions, the Portfolios may not:

          (1) purchase any securities that would cause more than 25% of the total assets of the Portfolio at the time of such purchase to be invested in securities of one or more issuers conducting their principal business activities in the same industry, provided that there is no limitation with respect to U.S. Government Obligations or to bank obligations or with respect to repurchase agreements collateralized by any of such obligations;

          (2) borrow money, except as a temporary measure for extraordinary or emergency purposes or to facilitate redemptions, provided that borrowing does not exceed an amount equal to 33 1/3% of the current value of the Portfolio's assets taken at market value, less liabilities, other than borrowings;

          (3) purchase securities on margin (except for delayed delivery or when-issued transactions or such short-term credits as are necessary for the clearance of transactions);

          (4) make loans to any person or firm; provided, however, that the making of a loan shall not include entering into repurchase agreements, and provided further that the Portfolio may lend its portfolio securities to broker-dealers or other institutional investors if the aggregate value of all securities loaned does not exceed 33 1/3% of the value of the Portfolio's total assets;

          (5) engage in the business of underwriting the securities issued by others, except that the Portfolio will not be deemed to be engaging in the business of underwriting with respect to the purchase or sale of securities subject to legal or contractual restrictions on disposition;

          (6) issue senior securities, except as permitted by its investment objective, policies and restrictions, and except as permitted by the 1940 Act; and

          (7) purchase or sell real estate, commodities, or commodity contracts unless acquired as a result of ownership of securities, and provided further that the Portfolio may invest in securities backed by real estate and in financial futures contracts and options thereon.

The foregoing percentages will apply at the time of the purchase of a security.

Investment Policies

See Item 4 in Part A for a description of the Portfolio's investment policies.

Description of Ratings

Description of Commercial Paper Ratings

The following descriptions of short-term debt ratings have been published by Standard & Poor's Rating Service, a division of McGraw-Hill Companies ("S&P"), Moody's Investors Service ("Moody's"), Fitch's Investors Service ("Fitch"), Duff and Phelps ("Duff"), and IBCA Limited ("IBCA"), respectively. These obligations have an original maturity not exceeding thirteen months, unless explicitly noted.

An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt considered short-term in the relevant market. Commercial paper issues rated A-1 by S&P reflect a very strong degree of safety of timely payment. Commercial paper issues rated A-2 reflect a strong degree of safety of timely payment but not as strong as for issues designated A-1.

Commercial paper issues rated Prime-1 by Moody's are judged by Moody's to be of the "highest" quality on the basis of relative repayment capacity with a superior ability for repayment of senior short-term debt obligations. Commercial paper issues rated Prime-2 are judged by Moody's to be of the "second highest" quality with a strong ability for repayment of senior short-term debt obligations.

The rating Fitch-1 (Highest Grade) is the highest commercial rating assigned by Fitch. Paper rated Fitch-1 is regarded as having the strongest degree of assurance for timely payment. Commercial paper issues rated Fitch-2 are regarded as having only a slightly less assurance of timely payment than those issues rated Fitch-1.

The rating Duff-1 is the highest commercial paper rating assigned by Duff. Paper rated Duff-1 is regarded as having very high certainty of timely payment with excellent liquidity factors that are supported by ample asset protection. Risk factors are minor. The rating Duff-2 is regarded as having good certainty of timely payment with sound liquidity factors supported by good asset protection. Risk factors are small.

The designation A1 by IBCA indicates that the obligation is supported by a very strong capacity for timely repayment. The designation A2 by IBCA indicates that the obligation is supported by a strong capacity for timely repayment.

Description of Long-Term Debt Ratings

The following is a description of Moody's debt instrument ratings:

Aaa -- Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa -- Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a midrange ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

The following is a description of S&P's debt instrument ratings:

S&P's ratings are based, in varying degrees, on the following considerations:
(i) the likelihood of default -- capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligations; (ii) the nature of and provisions of the obligation; and (iii) the protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

AAA -- Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

AA -- Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

Plus (+) or minus (-): The ratings may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Item 14.  Management of the Portfolios

The business and affairs of the Portfolios are managed under the direction of the Board of Trustees of the Trust. The Board of Trustees approves all significant agreements between the Portfolios and the persons and companies that furnish services to the particular Portfolio, including (when applicable) agreements with its investment adviser, administrator, fund accountant, custodian and transfer agent. The day-to-day operations of each Portfolio are delegated to the Portfolio's investment manager and administrator.

The following are the names, addresses and ages of the Trust's Trustees and officers, their positions with the Trust and their present and principal occupations during the past five years. An asterisk (*) indicates that a Trustee is an "interested person" of the Trust, as defined in the 1940 Act.

Kevin J. Sheehan, Trustee* (45), Director since 1990, President since 1992, Chairman and Chief Executive Officer since June 1995, Investors Bank & Trust Company. Chairman and Chief Executive Officer since June 1995, Investors Financial Services Corp.

Francis J. Gaul, Jr., Trustee (56), Vice President, Triad Mutual Fund Investors Corp. (Registered Investment Adviser) July 1996 - present; Vice President & Resident Manager, Goldman Sachs & Co. (Investment Banking & Institutional Sales) December 1990 - January 1996.

Edward F. Hines, Jr., Trustee (51), Partner 1977 - present, Managing Partner 1983-87, Choate, Hall & Stewart.

Thomas E. Sinton, Trustee (64), Retired; Managing Director, Corporate Accounting Policy, April 1993 - October 1996 and Consultant, November 1992 - March 1993, Bankers Trust Company; General Partner, 1967 - 1992, Ernst & Young.

Sean P. Brennan, President (35), Director, Marketing, Investors Bank & Trust Company, 1996 to present; Executive Vice President, Aspen Capital Management, 1995-96; Director of International Mutual Funds, CS First Boston, 1993-94; Vice President of Sales, Concord Financial Corp. 1989-93.

Paul J. Jasinski, Treasurer and Chief Financial Officer (50), Managing Director, Investors Bank & Trust Company, 1990 - present.

Susan C. Mosher, Secretary (42), Director, Mutual Fund Administration - Legal and Regulatory, Investors Bank & Trust Company, 1995 - present; Associate Counsel, 440 Financial Group of Worcester, Inc., 1993 - 95; Associate and Partner, Gallagher, Callahan & Gartrell, P.A., 1986 - 1992.

Raymond O'Neil, Assistant Treasurer and Assistant Secretary (34), Managing Director, Dublin, Investors Fund Services (Ireland) Limited 1994 - present; Vice President, Atlantic Corporate Management Limited, 1991-1994.

Compensation

The following table describes the compensation to be received by the Trustees (with the exception of Mr. Sheehan, who receives no remuneration from the Portfolios).



Name of                    Aggregate        Pension of               Estimated Annual       Total
Person,                    Compensa-        Retirement               Benefits Upon          Compensation
Position                   tion From        Benefits Accrued         Retirement             From Registrant
--------                   Registrant       As Part of Port-         ----------             and Fund
                           ----------       folio Expenses                                  Complex* Paid
                                            --------------                                  to Trustees
                                                                                            -----------

Francis J. Gaul, Jr.,      $20,000          None                     None                    $25,000
Trustee

Edward F. Hines, Jr.,      $20,000          None                     None                    $25,000
Trustee

Thomas E. Sinton,          $20,000          None                     None                    $25,000
Trustee


---------------
* The term "Fund Complex" refers to the series of the Trust, the series of the Merrimac Funds, and Merrimac Global Cash Fund (a Cayman company established in
1997).

Item 15.  Control Persons and Principal Holders of Securities

As of March 1, 1997, the Merrimac Cash Fund (the "Fund"), a series of the Merrimac Funds, owns 100% of the beneficial interests in the Cash Portfolio. The Fund is a newly formed Delaware business trust registered under the 1940 Act as an open-end management investment company. Because the Fund controls the Cash Portfolio, the Fund may take action without the prior approval of any other investors in the Cash Portfolio. Whenever the Fund is requested to vote on matters pertaining to the Portfolio, it will hold a meeting of its shareholders and will cast its vote as instructed by its shareholders. As of March 1, 1997, the Treasury Portfolio had not commenced operations.

The Trustees and officers of the Trust, as a group, own less than 1% of the Portfolios' beneficial interests.

Item 16.  Investment Advisory and Other Services

Most of the Portfolios' day-to-day operations are performed by separate business organizations under contractual agreement with the Portfolios or the Trust. The principal service providers for the Portfolios are:



         Investment Adviser                               Investors Bank & Trust Company
         Investment Sub-Adviser (Cash Portfolio)          The Bank of New York
         Investment Sub-Adviser (Treasury Portfolio)      Aeltus Investment Management, Inc.
         Administrator                                    Investors Fund Services (Ireland) Limited
         Transfer Agent                                   IBT Fund Services (Canada) Inc.
         Custodian                                        Investors Bank & Trust Company
         Independent Auditors                             Ernst & Young



Adviser

Each Portfolio and Investors Bank & Trust Company ("Investors Bank") have entered into an investment adviser agreement (the "Adviser Agreement"). Under the Adviser Agreement, Investors Bank continuously reviews and supervises the Portfolio's investment program. Investors Bank discharges its responsibilities subject to the supervision of, and policies established by, the Trustees of the Trust. Investors Bank was organized in 1969 as a Massachusetts-chartered trust company and provides domestic and global custody, multi currency accounting, institutional transfer agency, performance measurement, foreign exchange, securities lending and mutual fund administration services to a variety of financial asset managers, including mutual fund complexes, investment advisers, banks and insurance companies. Investors Bank is a wholly-owned subsidiary of Investors Financial Services Corp., a publicly-held corporation and holding company registered under the Bank Holding Company Act of 1956. The business address of Investors Bank is 89 South Street, Boston, Massachusetts 02111. Investors Bank began acting as an investment adviser at the commencement of operations of the Cash Portfolio (November 21, 1996) but otherwise has no previous experience in providing investment advisory services.

Sub-Advisers

The Bank of New York ("BNY") serves as the Cash Portfolio's sub-adviser pursuant to its Investment Sub-Adviser Agreement (the "BNY Sub-Adviser Agreement") with Investors Bank. Under the BNY Sub-Adviser Agreement, BNY manages the Portfolio, selects investments and places all orders for the purchase and sale of the Portfolio's securities, subject to the general supervision of the Trust's Board of Trustees and Investors Bank and in accordance with the Portfolio's investment objective, policies and restrictions. BNY is a wholly owned subsidiary of The Bank of New York Company, Inc. BNY has discretionary investment authority for the short-term money management of accounts exceeding $30 billion. The business address of BNY is 48 Wall Street, New York, New York 10286. For its services to the Portfolio, BNY is paid by Investors Bank a monthly fee computed at an annual rate of .08% of the average daily net assets of the Cash Portfolio.

Aeltus Investment Management, Inc. ("Aeltus") serves as the Treasury Portfolio's sub-adviser pursuant to its Investment Sub-Adviser Agreement (the "Aeltus Sub-Adviser Agreement") with Investors Bank. Under the Aeltus Sub-Adviser Agreement, Aeltus manages the Portfolio, selects investments and places all orders for the purchase and sale of the Portfolio's securities, subject to the general supervision of the Trust's Board of Trustees and Investors Bank and in accordance with the Portfolio's investment objective, policies and restrictions. Aeltus is an indirect wholly owned subsidiary of Aetna Inc. As of December 31, 1996, Aeltus managed approximately $38 billion in assets for various individual and institutional accounts, including registered investment companies. The business address of Aeltus is 242 Trumbull Street, Hartford, Connecticut 06103-1205. For its services to the Treasury Portfolio, Aeltus is paid by Investors Bank a monthly fee computed at an annual rate of .08% of the average daily net assets of the Treasury Portfolio.

Administrator

Each Portfolio employs Investors Fund Services (Ireland) Limited ("IBT Ireland"), a subsidiary of Investors Bank, as Administrator under an Administration Agreement (the "Administration Agreement") to provide certain administrative services. The services provided by IBT Ireland include certain accounting, clerical and bookkeeping services, corporate secretarial services and assistance in the preparation and filing of tax returns and reports to shareholders and the Securities and Exchange Commission.

Transfer Agent

IBT Fund Services (Canada) Inc. ("IBT Canada"), a subsidiary of Investors Bank, acts as transfer agent for each Portfolio pursuant to a Transfer Agency Agreement. As transfer agent, IBT Canada is responsible for maintaining records of shareholder interests for each Portfolio.

Custodian and Fund Accountant

Investors Bank acts as custodian and IBT Canada as fund accountant for the Portfolios. As custodian, Investors Bank holds cash, securities and other assets of each Portfolio as required by the 1940 Act. As fund accountant, IBT Canada performs certain accounting, clerical and bookkeeping services, and the daily calculation of net asset value for the Portfolios.

For its services under the Adviser Agreement, Administration Agreement, Transfer Agency Agreement, Custodian Agreement and the Fund Accounting Agreement, each Portfolio pays Investors Bank an aggregate fee which is calculated daily and paid monthly, at an annual rate of 0.17% of the average daily net assets of the particular Portfolio. Investors Bank is solely responsible for the payment of all fees to BNY, Aeltus and to its subsidiaries.

For the fiscal period ended December 31, 1996, the fee paid to Investors Bank by the Trust (on behalf of the Cash Portfolio) for all services rendered by Investors Bank to the Cash Portfolio was $108,913 (of which $57,660 was voluntarily waived). The Treasury Portfolio had not commenced operations as of December 31, 1996.

Independent Auditors

For the period ended December 31, 1996, the Boston, Massachusetts office of Ernst & Young LLP ("Ernst & Young LLP") served as independent auditors to the Trust. For the year ending December 31, 1997, the Grand Cayman office of Ernst & Young ("Ernst & Young") will serve as independent auditors to the Trust. Ernst & Young LLP and Ernst & Young are responsible for performing, for the respective periods noted above, annual audits of the financial statements and financial highlights in accordance with generally accepted accounting standards, a review of the Federal tax returns, and, pursuant to Rule 17f-2 of the 1940 Act, three security counts.

The mailing address of Ernst & Young LLP is 200 Clarendon Street, Boston, Massachusetts 02116. The mailing address of Ernst & Young is One Capital Place, Shedden Road, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

Item 17.  Brokerage Allocation and Other Practices

Each Portfolio's purchases and sales of portfolio securities usually are principal transactions. Portfolio securities are normally purchased directly from the issuer or from an underwriter or market maker for the securities. There usually are no brokerage commissions paid for such purchases. The Portfolios do not anticipate paying brokerage commissions. Any transaction for which a Portfolio pays a brokerage commission will be effected at the best price and execution available. Subject to this requirement, securities may be bought from or sold to brokers or dealers who have furnished statistical, research and other information or services to Investors Bank, BNY or Aeltus. Purchases from underwriters of portfolio securities include a commission or concession paid by the issuer to the underwriter, and purchases from dealers serving as market makers include the spread between the bid and asked price.

Allocation of transactions, including their frequency, to various dealers is determined by BNY and Aeltus in their best judgment and in a manner deemed to be in the best interest of shareholders of the particular Portfolio rather than by any formula. The primary consideration is prompt execution of orders in an effective manner at the most favorable price.

Investment decisions for each Portfolio will be made independently from those for any other account that is or may in the future become managed by BNY or Aeltus. If, however, a Portfolio and other accounts managed by BNY or Aeltus are contemporaneously engaged in the purchase or sale of the same security, the transactions my be averaged as to price and allocated equitably to each account. In some cases, this policy might adversely affect the price paid or received by a Portfolio or the size of the position obtainable for the Portfolio. In addition, when purchases or sales of the same security for the Portfolio and for other accounts managed by BNY or Aeltus occur contemporaneously, the purchase or sale orders may be aggregated in order to obtain any price advantages available to large denomination purchases or sales. For the fiscal year ended December 31, 1996, the Cash Portfolio and the Treasury Portfolio paid no brokerage commissions in 1996.

No transactions are executed with BNY, Aeltus or Investors Bank, or with any affiliate of either entity, acting either as principal or as broker.

Item 18.  Capital Stock and Other Securities

The Trust was organized as a New York common law trust on October 30, 1996 and operates under a Declaration of Trust, dated October 30, 1996. The Trust is authorized to issue beneficial interests only to Institutional Investors or other accredited investors, as such term is defined under Rule 501 of the Securities Act of 1933. The beneficial interests of each series shall hereinafter be referred to as "shares" and the holders of such interests shall hereinafter be referred to as "shareholders." The value of a share shall be equal to the Book Capital Account balance of the shareholder. The Trustees shall have the authority to establish series, each of which shall be a separate subtrust and the shares of which shall be separate and distinct from the shares of any other series and shall evidence ownership interest in a different investment portfolio (hereinafter referred to as a "Portfolio Series"). The shares in each Portfolio Series may have such rights as the Trustees may establish from time to time, including with respect to price, terms and manner of purchase and redemption, dividends and other distributions, rights on liquidation, sinking or purchase fund provisions, conversion rights and conditions under which the shareholders of the several Portfolio Series shall have separate voting rights or no voting rights.

As of the date of this Part B, the Trust is comprised of the following Portfolio Series, each of which commenced operations on the date set forth opposite the Portfolio's name:

         Merrimac Cash Portfolio                 November 21, 1996
         Merrimac Treasury Portfolio             Has not commenced operations

The Trust is authorized, without shareholder approval, to divide Interests of any Portfolio Series into two or more classes, each class having such different dividend, liquidation, voting and other rights as the Trustees may determine.

The Trustees may, without any vote of the shareholders, amend or otherwise supplement the Declaration of Trust by an instrument in writing executed by a majority of the Trustees, provided that shareholders shall have the right to vote with respect to the election or removal of Trustees, any investment advisory contract, any dissolution of a Portfolio Series, certain amendments to this Declaration of Trust, any merger, consolidation or sale of assets, such additional matters relating to the Trust as may be required by the 1940 Act or otherwise required or authorized by law or by any registration statement of the Trust filed with the SEC, or as the Trustees may consider desirable.

Shareholders of a Portfolio Series are each liable for all obligations of such Portfolio Series; however, it is not expected that the liabilities of a Portfolio Series would ever exceed its assets. If any present or past shareholder of any Portfolio Series of the Trust is charged or held personally liable for any obligation or liability of the Trust solely by reason of being or having been a shareholder and not because of such shareholder's acts or omissions or for some other reason, the Portfolio Series, upon request, shall assume the defense against such charge and satisfy any judgment thereon, and the shareholder or former shareholder shall be entitled out of the assets of such Portfolio Series, to be held harmless from and indemnified against all loss and expense arising from such liability. Thus, the risk to shareholders of incurring financial loss beyond their investment is limited to circumstances in which the Portfolio Series itself would be unable to meet its obligations.

The Trust will not have an Annual Meeting of Shareholders. Special Meetings may be convened: (i) by the Board of Trustees; (ii) upon written request to the Board of Trustees by the holders of at least 10% of the outstanding shares of the Trust (if such matter relates to the Trust as a whole) or a Portfolio (if such matter relates only to such Portfolio); or (iii) upon the Board of Trustee's failure to honor the shareholder's request described above, by shareholders of at least 10% of the outstanding shares giving notice of the Special Meeting to the shareholders.

Item 19.  Purchase, Redemption and Pricing of Securities Being Offered

Manner In Which Shares Are Offered

Shares of each Portfolio are issued solely in private placement transactions which do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investments in a Portfolio may only be made by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities which are "accredited investors" within the meaning of Regulation D under the 1933 Act. Shares are sold directly by the Trust without a distributor and are not subject to a sales load or redemption fee; assets of the Trust are not subject to a Rule 12b-1 fee.

Valuation of Shares

The net asset value per share of the Portfolio is determined each day that both the New York Stock Exchange ("NYSE") and the New York Federal Reserve Bank are open (a "Business Day"). This determination is made once each Business Day as of 2:00 p.m., Eastern time.

It is the policy of each Portfolio to use its best efforts to maintain a constant price per share of $1.00, although there can be no assurance that the $1.00 net asset value per share will be maintained. In accordance with this effort and pursuant to Rule 2a-7 under the 1940 Act, each Portfolio uses the amortized cost valuation method to value its portfolio instruments. This method involves valuing an instrument at its cost and thereafter assuming a constant amortization to maturity of any discount or premium even though the portfolio security may increase or decrease in market value generally in response to changes in interest rates. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price a Portfolio would receive if it sold the instrument.

The Trustees have established procedures reasonably designed to stabilize each Portfolio's price per share at $1.00. These procedures include: (i) the determination of the deviation from $1.00, if any, of the Portfolio's net asset value using market values; (ii) periodic review by the Trustees of the amount of and the methods used to calculate the deviation; and (iii) maintenance of records of such determination. The Trustees will promptly consider what action, if any, should be taken if such deviation exceeds 1/2 of one percent.

Item 20.  Tax Status

The Trust is organized as a common law trust under New York law. Each Portfolio of the Trust has determined, on the basis of an opinion of counsel, that it is properly treated as a partnership for federal and New York income tax purposes. Accordingly, a Portfolio is not subject to any income tax, but each investor in a Portfolio must take into account its share of the Portfolio's ordinary income and capital gains in determining its income tax liability. The determination of such share is made in accordance with the governing instruments of the Portfolio and the Internal Revenue Code of 1986, as amended (the "Code"), and regulations promulgated thereunder.

Each Portfolio's tax year-end is December 31. Although, as described above, a Portfolio is not subject to federal income tax, it files appropriate federal income tax returns.

Each Portfolio believes that, in the case of an investor in the Portfolio that seeks to qualify as a regulated investment company ("RIC") under the Code, the investors should be treated for federal income tax purposes as an owner of an undivided interest in the assets and operations of the Portfolio, and accordingly should be deemed to own a proportionate share of each of the assets of the Portfolio and should be entitled to treat as earned by it the portion of the Portfolio's gross income attributable to that share. Each Portfolio also believes that each such investor should be deemed to hold its proportionate share of the Portfolio's assets for the period the Portfolio has held the assets or for the period the investor has been a partner in the Portfolio, whichever is shorter. Each such investor should consult its tax advisers regarding whether, in light of its particular tax status and any special tax rules applicable to it, this approach applies to its investment in the Portfolio, or whether the Portfolio should be treated, as to it, as a separate entity as to which the investor has no direct interest in Portfolio assets or operations.

In order to enable an investor in the Portfolios that is otherwise eligible to qualify as a RIC under the Code to so qualify, each Portfolio intends to satisfy the requirements of Subchapter M of the Code relating to the nature or the Portfolio's gross income and the composition (diversification) and holding period of the Portfolio's assets as if those requirements were directly applicable to the Portfolio, and to allocate and permit withdrawals of its net investment income and any net realized capital gains in a manner that will enable an investor that is a RIC to comply with the qualification requirements imposed by Subchapter M of the Code.

Each Portfolio will allocate at least annually among its investors each investor's distributive share of the Portfolio's net investment income, net realized capital gains, and any other items of income, gain, loss, deduction, or credit in a manner intended to comply with the Code and applicable Treasury regulations.

The above discussion does not address the special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies, and financial institutions, or the state, local, or foreign tax laws that may be applicable to certain investors. Investors should consult their own tax advisers with respect to the special tax rules that may apply in their particular situations, as well as the state, local, or foreign tax consequences to them of investing in a Portfolio.

Item 21.  Underwriters

Not Applicable.

Item 22.  Calculation of Performance Data

The yield for each Portfolio is calculated daily based upon the seven days ending on the date of calculation ("base period"). The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one share at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from shareholder accounts and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7) with the resulting yield figure carried to the nearest hundredth of one percent. An effective yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one share at the beginning of the period, subtracting a hypothetical charge reflecting deductions from shareholder accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

EFFECTIVE YIELD = [(BASE PERIOD RETURN +1) [SUP{365/7}]]-1

The following is the current yield and effective yield for the Cash Portfolio for the seven-day period ended December 31, 1996:

                  Yield             3.61%
                  Effective Yield   3.67%

The yields quoted are not indicative of future results. Yields will depend on the type, quality, maturity, and interest rate of money market instruments held by the Portfolio.

Item 23.  Financial Statements

The financial statements contained in the Annual Report of the Cash Portfolio (Accession Number 000089 7436-97-000035) for the fiscal year ended December 31, 1996 (and filed via the SEC's EDGAR electronic filing system on February 27, 1997) are incorporated by reference into this Part B.

                                     PART C

                                     PART C


Item 24.  Financial Statements and Exhibits

(a)      Financial Statements:

         (1)  Financial Statements included in PART A of this Registration
Statement:

                  None

         (2)  Financial Statements included in PART B of this Registration
Statement:

                  Portfolio of Investments at December 31, 1996*

                  Statement of Assets and Liabilities at December 31, 1996*

                  Statement of Operations for the period ended December 31, 1996*

                  Statement of Changes in Net Assets for the period ended December 31, 1996*

                  Financial Highlights for the period from November 21, 1996 (commencement of operations) to December 31, 1996*

                  Supplemental Data*

                  Notes to Financial Statements - December 31, 1996*

                  Independent Auditors' Report - February 21, 1997*

----------------------
*Incorporated herein by reference to the Annual Report of the Registrant for the fiscal year ended December 31, 1996, filed with the Securities and Exchange Commission on the EDGAR system on February 27, 1997 (Accession Number 000089 7436-97-000035)

(b) Exhibits:


         Exhibit No.                Description
         -----------                -----------

               1(a)                 Declaration of Trust, effective as of October 30, 1996

               1(b)                 Amendment No. 1 to the Declaration of Trust

               2                    By-Laws

               3                    None


                                       C-1


               4                    None

               5(a)                 Investment Adviser Agreement between Registrant and Investors
                                    Bank & Trust Company ("Investors Bank")

               5(b)                 Investment Sub-Adviser Agreement between Investors Bank
                                    and The Bank of New York

               5(c)                 Investment Sub-Adviser Agreement between Investors Bank and
                                    Aeltus Investment Management, Inc.

               6                    *

               7                    Not Applicable

               8                    Custodian Agreement between Registrant and Investors Bank

               9(a)                 Fund Accounting Agreement between Registant and IBT
                                    Fund Services    (Canada) Inc.


               9(b)                 Administration Agreement between Registrant and Investors Fund
                                    Services (Ireland) Limited (formerly IBT Fund Services (Ireland)
                                    Limited)

               9(c)                 Transfer Agency Agreement between Registrant and IBT Fund
                                    Services (Ireland) Limited


              10                    *

              11                    *

              12                    *

              13                    None

              14                    Not Applicable

              15                    Not Applicable

              16                    *

              18                    Not Applicable

              27                    Financial Data Schedule for the Portfolio

-------------------


* Pursuant to General Instructions F4 of Form N-1A, a registration statement filed under only the Investment Company Act of 1940 shall consist of the facing sheet of the Form, responses to all items of Part A and B except Items 1, 2, 3, and 5A of Part A thereof, responses to all items of Part C except Items 24(b)(6), 24(b)(10), 24(b)(11), 24(b)(12) and 24(b)(16), required signatures and all other documents that are required or which the Registrant may file as part of the registration statement.

Item 25.  Persons Controlled by or Under Common Control with Registrant

As of the close of business on March 3, 1997, the Merrimac Cash Fund, a series of the Merrimac Funds, owned approximately 100% of the value of the outstanding shares of the Merrimac Cash Portfolio. Because the Merrimac Cash Fund controls the Merrimac Cash Portfolio, it may take action without the prior approval of any other investor in the Merrimac Cash Portfolio.

Item 26.  Number of Holders of Securities

As of March 3, 1997, the record holders of each class of Registrant's securities were as follows:

                  Title of Class                      Number of Record Holders
                  --------------                      ------------------------

                  Merrimac Cash Portfolio                        1

                  Merrimac Treasury Portfolio                    0

Item 27.  Indemnification

Under Article V of the Registrant's Declaration of Trust, the Trust shall indemnify, to the fullest extent permitted by law (including the 1940 Act), each Trustee, officer or employee of the Trust (including any Person who serves at the Trust's request as a director, officer or trustee of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by such Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which such Person may be involved or with which such Person may be threatened, while in office or thereafter, by reason of such Person being or having been such a Trustee, officer, employee, except with respect to any matter as to which such Person shall have been adjudicated to have acted with bad faith, willful misfeasance, gross negligence or reckless disregard of such Person's duties, such liabilities and expenses being liabilities only of the Portfolio Series out of which such claim for indemnification arises; provided, however, that as to any matter disposed of by a compromise payment by such Person, pursuant to a consent decree or otherwise, no indemnification either for such payment of for any other expenses shall be provided unless there has been a determination that such Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Person's office (i) by the court or other body approving the settlement or other disposition; or (ii) based upon a review of readily available facts (as opposed to a full trial-type inquiry), by written opinion from independent legal counsel approved by the Trustees; or (iii) by a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, based upon a review of readily available facts (as opposed to a full trial-type inquiry).

Item 28.  Business and Other Connections of Investment Adviser

Investors Bank serves as investment adviser to the Registrant. Investors Bank was organized in 1969 as a Massachusetts-chartered trust company and provides domestic and global custody, multi-currency accounting, institutional transfer agency, performance measurement, foreign exchange, securities lending and mutual fund administration services to a variety of financial asset managers, including mutual fund complexes, investment advisers, banks and insurance companies. The business, profession, vocation or employment of a substantial nature that each director or officer of Investors Bank is or has been, at any time during the past two fiscal years, engaged in for his own account or in the capacity of director, officer, employee, partner or trustee, is as follows:


                                                                       Business and Other
                                    Position With                      Positions Within
         Name                         Adviser                          Last Two Years


Kevin J. Sheehan           President & Chief Executive        President since June 1992
                           Officer                            Chief Executive Officer since
                                                              June 1995

Michael F. Rogers          Executive Managing Director        since September 1993

Karen C. Keenan            Chief Financial Officer &          since June 1995
                           Secretary                          Vice President September 1992
                                                              to June 1995

Earl W. Zimmerman          Treasurer                          since May 1994

Edmund J. Maroney          Managing Director - Systems        since July 1991

Robert D. Mancuso          Managing Director-Marketing        since September 1993
                           and Client Management

David F. Flynn             Managing Director-Lending          since April 1992

James M. Oates             Director                           Chairman of IBEX Capital
                                                              Markets, LLC since 1996;
                                                              Managing Director of The
                                                              Wydown Group 1994-1996

Thomas P. McDermott        Director                           Managing Director of TPM
                                                              Associates since 1994




                                      C-4

Frank B. Condon            Director                           Chief Executive Officer & Chairman
                                                              of The Woodstock Corporation since
                                                              1993

Phyllis S. Swersky         Director                           President & Chief Executive Officer
                                                              of The NET Collaborative since 1996;
                                                              President of The Meltech Group
                                                              1995-1996; Acting President of Object
                                                              Design and I-Cube

Donald G. Friedl           Director                           President of All Seasons Services
                                                              since 1996

Robert B. Fraser           Director                           Partner at Goodwin, Procter & Hoar,
                                                              L.L.P. since 1994



Item 29.  Principal Underwriters

Not Applicable

Item 30.  Location of Accounts and Records

The accounts and records of the Registrant are located, in whole or in part, at the office of the Registrant and the following locations:

Investors Bank & Trust Company
89 South Street
Boston, MA  02111
(Investment Adviser and Custodian)

The Bank of New York
48 Wall Street
New York, NY  10286
(Investment Sub-Adviser)

Aeltus Investment Management, Inc.
242 Trumbull Street
Hartford, CT  06103
(Investment Sub-Adviser)

Investors Fund Services (Ireland) Limited
Deloitte & Touche House
29 Earlsfort Terrace
Dublin 2, Ireland
(Administrator)

IBT Fund Services (Canada) Inc.
1 First Canadian, King Street West
Suite 2800 P.O. Box 231
Toronto, CA  M5X1C8
(Transfer Agent)

Item 31.  Management Services

Not Applicable

Item 32.  Undertakings

Not Applicable

                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereto duly authorized in Dublin, Ireland as of the 27th day of March, 1997.

                                   MERRIMAC MASTER PORTFOLIO


                                   /s/ Raymond O'Neil
                                   ----------------------------
                                   Raymond O'Neil
                                   Assistant Treasurer

                                 Exhibit Index


         Exhibit No.                Description
         -----------                -----------
               1(a)                 Declaration of Trust, effective as of October 30, 1996

               1(b)                 Amendment No. 1 to the Declaration of Trust

               2                    By-Laws

               3                    None

               4                    None

               5(a)                 Investment Adviser Agreement between Registrant and Investors
                                    Bank & Trust Company ("Investors Bank")

               5(b)                 Investment Sub-Adviser Agreement between Investors Bank
                                    and The Bank of New York

               5(c)                 Investment Sub-Adviser Agreement between Investors Bank and
                                    Aeltus Investment Management, Inc.

               6                    *

               7                    Not Applicable

               8                    Custodian Agreement between Registrant and Investors Bank

               9(a)                 Fund Accounting Agreement between Registant and IBT
                                    Fund Services    (Canada) Inc.

               9(b)                 Administration Agreement between Registrant and Investors Fund
                                    Services (Ireland) Limited (formerly IBT Fund Services (Ireland)
                                    Limited)

               9(c)                 Transfer Agency Agreement between Registrant and IBT Fund
                                    Services (Ireland) Limited

              10                    *

              11                    *

              12                    *
                                      C-8

              13                    None

              14                    Not Applicable

              15                    Not Applicable

              16                    *

              18                    Not Applicable

              27                    Financial Data Schedule for the Portfolio

-------------------

* Pursuant to General Instructions F4 of Form N-1A, a registration statement filed under only the Investment Company Act of 1940 shall consist of the facing sheet of the Form, responses to all items of Part A and B except Items 1, 2, 3, and 5A of Part A thereof, responses to all items of Part C except Items 24(b)(6), 24(b)(10), 24(b)(11), 24(b)(12) and 24(b)(16), required signatures and all other documents that are required or which the Registrant may file as part of the registration statement.


                                      C-9